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                March 27, 2024

       Brent Reynolds
       Chief Executive Officer
       NRI Real Token Inc.
       1340 South Dixie Highway, Suite 612
       Coral Gables, Florida 33146

                                                        Re: NRI Real Token Inc.
                                                            Registration
Statement on Form 10
                                                            Filed February 14,
2022
                                                            File No. 000-56395

       Dear Brent Reynolds:

              We issued comments on the above captioned filing on October 30, 2023. On March 4,
       2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-
       3457 with any questions.




                Sincerely,


                Division of Corporation Finance

                Office of Real Estate & Construction
       cc:                                              Paul Berkowitz, Esq.